Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-126811

July 3, 2007

About Barclays

Barclays PLC is a major global financial services provider engaged in retail and commercial banking, credit cards, investment banking, wealth management and investment management services. We are one of the largest financial services companies in the world by market capitalization. With over 300 years of history and expertise in banking, Barclays operates in over 50 countries and employs 123,000 people. We move, lend, invest and protect money for over 27 million customers and clients worldwide.

Facts about Barclays

•	Based in the UK, Barclays maintains a large global presence across Europe, the United States, Africa and Asia.

•	Barclays has been involved in banking for over 300 years, making it one of the most established financial services companies in the world.

•	By market capitalization, Barclays is one of the largest financial services companies in the world.

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In the U.S., Barclays maintains significant operations in two businesses: Barclays Capital, one of the world’s fastest growing investment banks; and Barclays Global Investors, the largest money manager in the United States.

Credit Profile

Barclays is highly capitalized with a balance sheet of over $1.9 trillion (£996 billion) and views its strong credit rating and disciplined approach to capital management as a source of competitive advantage. The lowest rating Barclays Bank PLC has had in the past 20 years is AA/Aa2/AA.

Currency Credit ratings

Rating Agency	Long-term Rating
Standard and Poor’s	AA
Moody’s	Aa1
Fitch	AA+

A credit rating is subject to revision or withdrawal at any time by the assigning rating organization, and there is no assurance that a credit rating will remain in effect for any given period of time or that it will not be lowered, suspended or withdrawn entirely by the applicable rating agency.

For further information about Barclays, please visit our website www.barclays.com.

An investment in SMORES involves risks. Risks include limited portfolio diversification, uncertain timing of principle repayment, and illiquidity. For a description of the main risks, see “Risk Factors” in the applicable prospectus. An investment in SMORES may not be suitable for all investors. Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering which this communication relates. Before you invest, you should read the prospectus and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting the SEC website at www.sec.gov. Balance sheet US$ figure was derived using the US$/£ exchange rate on 12.31.06 of US$1.96/£1. © 2007 Barclays Bank PLC. All rights reserved. Barclays and SMORES are trademarks of Barclays Bank PLC and its affiliates.